UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

GOGO INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

380446C 10 9

(CUSIP Number)

Thorndale Farm, LLC

59 Front Street

Millbrook, New York 12545

(845) 704-0845

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D/A

CUSIP No. 380446C 10 9

1	Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (entities only) Thorndale Farm, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) Not applicable.
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization State of Illinois
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power —
	8	Shared Voting Power 13,116,493
	9	Sole Dispositive Power —
	10	Shared Dispositive Power 13,116,493
11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,116,493
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 15.42%
14	Type of Reporting Person (See Instructions) OO

13D/A

CUSIP No. 380446C 10 9

1	Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (entities only) Oakleigh Thorne
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power —
	8	Shared Voting Power 24,852,454
	9	Sole Dispositive Power —
	10	Shared Dispositive Power 24,852,454
11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,852,454
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 29.22%
14	Type of Reporting Person (See Instructions) IN

13D/A

CUSIP No. 380446C 10 9

1	Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (entities only) OTAC (Thorne) LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) Not applicable.
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization State of Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power —
	8	Shared Voting Power 11,596,425
	9	Sole Dispositive Power —
	10	Shared Dispositive Power 11,596,425
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,596,425
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 13.64%
14	Type of Reporting Person (See Instructions) OO

13D/A

CUSIP No. 380446C 10 9

1	Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (entities only) TACA (Thorne) LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization State of Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 5,833,425
	8	Shared Voting Power —
	9	Sole Dispositive Power —
	10	Shared Dispositive Power 5,833,425
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,833,425
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 6.86%
14	Type of Reporting Person (See Instructions) OO

13D/A

CUSIP No. 380446C 10 9

1	Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (entities only) TACA II (Thorne) LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization State of Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 5,763,000
	8	Shared Voting Power —
	9	Sole Dispositive Power —
	10	Shared Dispositive Power 5,763,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,763,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 6.78%
14	Type of Reporting Person (See Instructions) OO

13D/A

CUSIP No. 380446C 10 9

1	Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (entities only) OAP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) Not applicable.
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization State of Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power —
	8	Shared Voting Power 139,536
	9	Sole Dispositive Power —
	10	Shared Dispositive Power 139,536
11	Aggregate Amount Beneficially Owned by Each Reporting Person 139,536
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.16%
14	Type of Reporting Person (See Instructions) OO

This Amendment No. 1 to Schedule 13D is being filed by the Reporting Persons to amend and supplement the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on July 8, 2013 (the “Original Schedule 13D”). Unless set forth below, all previous Items set forth in the Original Schedule 13D remain unchanged. Capitalized terms used herein and not defined have the meanings given to them in the Original Schedule 13D.

Item 2.	Identity and Background.

Items 2(a) and 2(c) of the Original Schedule 13D are hereby amended and restated in their entirety as set forth below:

(a)	This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(i) Thorndale Farm, LLC, an Illinois limited liability company, by virtue of the dispositive authority granted under the Amended and Restated Master Service Agreement described under Item 6 of the Original Schedule 13D (the “Service Agreement”), for the management of the investments of (x) the Caroline A. Wamsler Trust created under the Honore T. Wamsler September 11, 1984 Trust, the Irene W. Banning Trust created under the Honore T. Wamsler September 11, 1984 Trust, the Oakleigh L. Thorne Trust Under Agreement dated 12/15/76, the Pauline W. Joerger Trust created under the Honore T. Wamsler September 11, 1984 Trust, the Trust Under Will of O.L. Thorne FBO Charlotte T. Bordeaux, the Trust Under Will of O.L. Thorne FBO Oakleigh B. Thorne, the Oakleigh L. Thorne Trust Under Agreement FBO Oakleigh B. Thorne, the Oakleigh L. Thorne Trust Under Agreement FBO Charlotte T. Bordeaux, the Oakleigh B. Thorne Dynasty Trust 2011, the Charlotte Bordeaux Dynasty Trust 2011, the Oakleigh B. Thorne 2011 3-Year Annuity, the 2005 Restatement of the Oakleigh Thorne Trust dated June 23, 1997, the Oakleigh Thorne GST Trust III, the Eliza Thorne Blue Revocable Trust, the Jonathan Thorne Revocable Trust, the Oakleigh B. Thorne November 2013 3-Year Annuity Trust, the Oakleigh B. Thorne 2013 2-Year Annuity Trust, the Oakleigh B. Thorne 2012 2-Year Annuity Trust, the Oakleigh B. Thorne May 2012 2-Year Annuity Trust, the Oakleigh B. Thorne September 2012 2-Year Annuity Trust, the Harrison K. Thorne 2012 Trust, the Jonathan Edwin Thorne 2010 Trust, the Estella Blue 2006 Trust, the Matilda Blue 2007 Trust, the Thorne ALT 1995 Trust, the Thorne MET 1995 Trust, the Thorne OHT 1995 Trust, the Thorne KFT 1997 Trust, the Eliza Alley 2012 Trust, the Jennifer Honore Carr 2005 Trust, the Brett Andrew Carr 2007 Trust, the Aidan N. Birdsall 2010 Trust, the Ava K. Birdsall 2012 Trust, the IWG Thorne 97 Trust, the DGG Thorne 97 Trust, the ECG Thorne 97 Trust, the Emilynn Skye Pinkham 2007 Trust, the Wilhelmina E. Pinkham 2011 Trust, the Waylon Kane Pinkham 2013 Trust, the NCT Thorne 97 Trust, the FT Thorne 97 Trust, the TAT Thorne 97 Trust, the EF Thorne 97 Trust and the Irene W. Banning Trust FBO Karl Banning; and (y) the following individuals: Irene Banning, Pauline Joerger and Henry F. Thorne;

(ii) Oakleigh Thorne, a citizen of the United States, by virtue of being (u) the beneficiary of the Oakleigh B. Thorne November 2013 3-Year Annuity Trust, the Oakleigh B. Thorne 2013 2-Year Annuity Trust, the Oakleigh B. Thorne 2012 2-Year Annuity Trust, the Oakleigh B. Thorne May 2012 2-Year Annuity Trust and the Oakleigh B. Thorne September 2012 2-Year Annuity Trust; (v) co-trustee of the Caroline A. Wamsler Trust created under the Honore T. Wamsler September 11, 1984 Trust, the Irene W. Banning Trust created under the Honore T. Wamsler September 11, 1984 Trust, the Oakleigh L. Thorne Trust Under Agreement dated 12/15/76, the Pauline W. Joerger Trust created under the Honore T. Wamsler September 11, 1984 Trust, the Trust Under Will of O.L. Thorne FBO Charlotte T. Bordeaux, the Trust Under Will of O.L. Thorne FBO Oakleigh B. Thorne, the Oakleigh L. Thorne Trust Under Agreement FBO Oakleigh B. Thorne, the Oakleigh L. Thorne Trust Under Agreement FBO Charlotte T. Bordeaux, the Oakleigh B. Thorne Dynasty Trust 2011 and the Charlotte Bordeaux Dynasty Trust 2011; (w) trustee of the Oakleigh B. Thorne 2011 3-Year Annuity, the 2005 Restatement of the Oakleigh Thorne Trust dated June 23, 1997, the Thorne OHT 1995 Trust, the Thorne KFT 1997 Trust, the Eliza Alley 2012 Trust, the Jennifer Honore Carr 2005 Trust, the Brett Andrew Carr 2007 Trust, the Aidan N. Birdsall 2010 Trust, the Ava K. Birdsall 2012 Trust, the IWG Thorne 97 Trust, the DGG Thorne 97 Trust, the ECG Thorne 97 Trust, the Emilynn Skye Pinkham 2007 Trust, the Wilhelmina E. Pinkham 2011 Trust, the Waylon Kane Pinkham 2013 Trust, the NCT Thorne 97 Trust, the FT Thorne 97 Trust, the TAT Thorne 97 Trust, the EF Thorne 97 Trust and the Irene W. Banning Trust FBO Karl Banning; (x) chief executive officer of Thorndale Farm, LLC; (y) the manager and sole member of OTAC (Thorne) LLC, OTAC (Thorne) LLC is the managing member of TACA (Thorne) LLC (“TACA”) and TACA II (Thorne) LLC (“TACA II”); and (z) the managing member of OAP, LLC (“OAP”);

(iii) OTAC (Thorne) LLC, a Delaware limited liability company, by virtue of being the managing member of TACA and TACA II;

(iv) TACA, a Delaware limited liability company, by virtue of its direct beneficial ownership of Common Stock;

(v) TACA II, a Delaware limited liability company, by virtue of its direct beneficial ownership of Common Stock; and

(vi) OAP, a Delaware limited liability company, by virtue of its direct ownership of Common Stock.

The persons named in (i) through (vi) above are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Set forth in Annex A attached hereto is a listing of the directors, executive officers, members, general partners and controlling persons, as applicable, of each Reporting Person (collectively, the “Covered Persons”). Annex A is incorporated herein by reference.

(c)	The principal business of each of TACA, TACA II and OAP is to hold certain historical and present investments in the Issuer. The principal business of OTAC (Thorne) LLC, is to serve as the managing member of TACA and TACA II. The principal business of Thorndale Farm, LLC is to provide certain services to the entities, trusts and individuals listed under Item 2(a)(i) and (ii) above, pursuant to the Services Agreement as described in the Original Schedule 13D. Mr. Oakleigh Thorne is the sole member of OTAC (Thorne) LLC, the chief executive officer of Thorndale Farm, LLC and the managing member OAP.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On January 15, 2014, AC Partners LLLP, former holder of Issuer shares of Common Stock, effected a pro rata distribution for no consideration to its partners. As a result of such distribution, OAP and the 2005 Restatement of the Oakleigh Thorne Trust dated June 23, 1997 hold an additional aggregate of 144,805 shares of Common Stock.

On May 14, 2014, certain Reporting Persons acquired an aggregate of 64,481 shares of Common Stock in the open market using personal funds.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following after paragraph 6:

The Lock-Up Agreements expired on December 17, 2013.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and 5(b) of the Original Schedule 13D are hereby amended and restated in their entirety as set forth below:

(a) and (b)

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

In the aggregate, the Reporting Persons beneficially own, as of the date hereof, an aggregate of 24,852,454 shares of Common Stock.

The shares of Common Stock are directly held as follows: 68,248 shares are held by the Oakleigh B. Thorne November 2013 3-Year Annuity Trust, 156,921 shares are held by the Oakleigh B. Thorne 2013 2-Year Annuity Trust, 191,575 shares are held by the Oakleigh B. Thorne 2012 2-Year Annuity Trust, 52,709 shares are held by the Oakleigh B. Thorne May 2012 2-Year Annuity Trust, 220,827 shares are held by the Oakleigh B. Thorne September 2012 2-Year Annuity Trust, 420,314 shares are held by the Caroline A. Wamsler Trust created under the Honore T. Wamsler September 11, 1984 Trust, 417,372 shares are held by the Irene W. Banning Trust created under the Honore T. Wamsler September 11, 1984 Trust, 1,231,791 shares are held by the Oakleigh L. Thorne Trust Under Agreement dated 12/15/76, 386,423 shares are held by the Pauline W. Joerger Trust created under the Honore T. Wamsler September 11, 1984 Trust, 2,844,744 shares are held by the Trust Under Will of O.L. Thorne FBO Charlotte T. Bordeaux, 2,457,745 shares held by the Trust Under Will of O.L. Thorne FBO Oakleigh B. Thorne, 973,169 shares are held by the Oakleigh L. Thorne Trust Under Agreement FBO Oakleigh B. Thorne, 1,103,607 shares are held by the Oakleigh L. Thorne Trust Under Agreement FBO Charlotte T. Bordeaux, 639,461 shares are held by the Oakleigh B. Thorne Dynasty Trust 2011, 259,522 shares are held by the Charlotte Bordeaux Dynasty Trust 2011, 314,127 shares are held by the Oakleigh B. Thorne 2011 3-Year Annuity Trust, 757,034 shares are held by the 2005 Restatement of the Oakleigh Thorne Trust dated June 23, 1997, 9,966 shares are held by Irene Banning, 33,891 shares are held by Pauline Joerger, 143,266 shares are held by the Oakleigh Thorne GST Trust III, 105,439 shares are held by the Eliza Thorne Blue Revocable Trust, 87,243 shares are held by Henry F. Thorne, 176,618 shares are held by the Jonathan Thorne Revocable Trust, 594 shares are held by the Harrison K. Thorne 2012 Trust, 1,114 shares are held by the Jonathan Edwin Thorne 2010 Trust, 4,232 shares are held by the Estella Blue 2006 Trust, 3,937 shares are held by the Matilda Blue 2007 Trust, 7,429 shares are held by the Thorne ALT 1995 Trust, 7,429 shares are held by the Thorne MET 1995 Trust, 7,429 shares are held by the Thorne OHT 1995 Trust, 5,572 shares are held by the Thorne KFT 1997 Trust, 297 shares are held by the Eliza Alley 2012 Trust, 2,823 shares are held by the Jennifer Honore Carr 2005 Trust, 892 shares are held by the Brett Andrew Carr 2007 Trust, 594 shares are held by the Aidan N. Birdsall 2010 Trust, 297 shares are held by the Ava K. Birdsall 2012 Trust, 4,457 shares are held by the IWG Thorne 97 Trust, 3,714 shares are held by the DGG Thorne 97 Trust, 594 shares are held by the ECG Thorne 97 Trust, 817 shares are held by the Emilynn Skye Pinkham 2007 Trust, 446 shares are held by the Wilhelmina E. Pinkham 2011 Trust, 149 shares are held by the Waylon Kane Pinkham 2013 Trust, 4,457 shares are held by the NCT Thorne 97 Trust, 780 shares are held by the FT Thorne 97 Trust, 3,714 shares are held by the TAT Thorne 97 Trust, 1,783 shares are held by the EF Thorne 97 Trust and 929 shares are held by the Irene W. Banning Trust FBO Karl Banning, and 5,833,425 shares are held by TACA, 5,763,000 shares are held by TACA II Thorne LLC and 139,536 shares are held by OAP.

Mr. Thorne is the beneficiary of each of the Oakleigh B. Thorne November 2013 3-Year Annuity Trust, the Oakleigh B. Thorne 2013 2-Year Annuity Trust, the Oakleigh B. Thorne 2012 2-Year Annuity Trust, the Oakleigh B. Thorne May 2012 2-Year Annuity Trust, the Oakleigh B. Thorne September 2012 2-Year Annuity Trust, and each of the trusts has entered into the Service Agreement with Thorndale Farm, LLC, of which Mr. Thorne is the chief executive officer. As such, each of Thorndale Farm, LLC and Mr. Thorne may be deemed to have beneficial ownership of the shares held by each such trust.

Mr. Thorne is a co-trustee of each of the Caroline A. Wamsler Trust created under the Honore T. Wamsler September 11, 1984 Trust, the Irene W. Banning Trust created under the Honore T. Wamsler September 11, 1984 Trust, the Oakleigh L. Thorne Trust Under Agreement dated 12/15/76 and the Pauline W. Joerger Trust created under the Honore T. Wamsler September 11, 1984 Trust, Trust Under Will of O.L. Thorne FBO Charlotte T. Bordeaux, Trust Under Will of O.L. Thorne FBO Oakleigh B. Thorne, Oakleigh L. Thorne Trust Under Agreement FBO Oakleigh B. Thorne, Oakleigh L. Thorne Trust Under Agreement FBO Charlotte T. Bordeaux, Oakleigh B. Thorne Dynasty Trust 2011 and the Charlotte Bordeaux Dynasty Trust 2011, and each of the trusts has entered into the Service Agreement with Thorndale Farm, LLC, of which Mr. Thorne is the chief executive officer. As such, each of Thorndale Farm, LLC and Mr. Thorne may be deemed to have beneficial ownership of the shares held by each such trust.

Mr. Thorne is the trustee of each of the Oakleigh B. Thorne 2011 3-Year Annuity Trust, the 2005 Restatement of the Oakleigh Thorne Trust dated June 23, 1997, the Thorne OHT 1995 Trust, the Thorne KFT 1997 Trust, the Eliza Alley 2012 Trust, the Jennifer Honore Carr 2005 Trust, the Brett Andrew Carr 2007 Trust, the Aidan N. Birdsall 2010 Trust, the Ava K. Birdsall 2012 Trust, the IWG Thorne 97 Trust, the DGG Thorne 97 Trust, the ECG Thorne 97 Trust, the Emilynn Skye Pinkham 2007 Trust, the Wilhelmina E. Pinkham 2011 Trust, the Waylon Kane Pinkham 2013 Trust, the NCT Thorne 97 Trust, the FT Thorne 97 Trust, the TAT Thorne 97 Trust, the EF Thorne 97 Trust and the Irene W. Banning Trust FBO Karl Banning, and each of the trusts has entered into the Service Agreement with Thorndale Farm, LLC, of which Mr. Thorne is the chief executive officer. As such, Mr. Thorne may be deemed to have beneficial ownership of the shares held by such trusts.

The shares owned directly by each of TACA and TACA II are beneficially owned indirectly by OTAC (Thorne) LLC, the managing member of TACA and TACA II. Mr. Thorne is the manager and sole member of OTAC (Thorne) LLC and as such each of OTAC (Thorne) LLC and Mr. Thorne may be deemed to have beneficial ownership of the shares held by TACA and TACA II.

The shares owned directly by OAP are beneficially owned indirectly by Mr. Thorne. Mr. Thorne is the managing member of OAP and may be deemed to have beneficial ownership of the shares held by OAP.

Each of Irene Banning, Pauline Joerger, the Oakleigh Thorne GST Trust III, the Eliza Thorne Blue Revocable Trust, Henry F. Thorne, the Jonathan Thorne Revocable Trust, the Harrison K. Thorne 2012 Trust, the Jonathan Edwin Thorne 2010 Trust, the Estella Blue 2006 Trust, the Matilda Blue 2007 Trust, the Thorne ALT 1995 Trust and the Thorne MET 1995 Trust, have entered into the Service Agreement with Thorndale Farm, LLC, of which Mr. Thorne is the chief executive officer. As such, each of Thorndale Farm, LLC and Mr. Thorne may be deemed to have beneficial ownership of the shares held by such entities.

To the knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock.

All percentages calculated in this Schedule 13D are based upon an aggregate of 85,045,947 shares of Common Stock outstanding on May 5, 2014, as reported in the Form 10-Q for the quarter ended March 31, 2014, the Issuer filed with the Commission on May 12, 2014.

Item 7.	Material to be filed as Exhibits.

Exhibit 1	Joint Filing Agreement among the Reporting Persons dated as of May 16, 2014.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 16, 2014

THORNDALE FARM, LLC

By:	/s/ Oakleigh Thorne

Name:	Oakleigh Thorne
Title:	Chief Executive Officer

OAKLEIGH THORNE

By:	/s/ Oakleigh Thorne

OTAC (THORNE) LLC

By:	/s/ Oakleigh Thorne

Name:	Oakleigh Thorne
Title:	Managing Member

TACA (THORNE) LLC By: OTAC (Thorne) LLC Its: Managing Member

By:	/s/ Oakleigh Thorne

Name:	Oakleigh Thorne
Title:	Managing Member

TACA II (THORNE) LLC
By: OTAC (Thorne) LLC
Its: Managing Member

By:	/s/ Oakleigh Thorne

Name:	Oakleigh Thorne
Title:	Managing Member

OAP, LLC

By:	/s/ Oakleigh Thorne

Name:	Oakleigh Thorne
Title:	Managing Member

EXHIBIT INDEX

Exhibit No.

Exhibit 1	Joint Filing Agreement among the Reporting Persons dated as of May 16, 2014.

ANNEX A

Thorndale Farm, LLC

The following table sets forth the names and principal occupations of the sole member and executive officers Thorndale Farm, LLC.

Name	Principal Occupation
Oakleigh Thorne	Chief Executive Officer
Robert J. Voreyer	Chief Operating Officer and the Chief Investment Officer
Larry McDermott	Chief Accounting Officer

OTAC (Thorne) LLC

The following table sets forth the names and principal occupations of the sole member and executive officers OTAC (Thorne), LLC.

Name	Principal Occupation
Oakleigh Thorne	Sole and managing member

TACA (Thorne) LLC

The following table sets forth the names and principal occupations of the sole member and executive officers TACA (Thorne), LLC.

Name	Principal Occupation
OTAC (Thorne) LLC	Managing Member

TACA II (Thorne), LLC

The following table sets forth the names and principal occupations of the sole member and executive officers TACA II (Thorne), LLC.

Name	Principal Occupation
OTAC (Thorne) LLC	Managing Member

OAP, LLC

The following table sets forth the names and principal occupations of the sole member and executive officers of OAP, LLC.

Name	Principal Occupation
Oakleigh Thorne	Managing Member